

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

Michael J. Cushman
President and Chief Executive Officer
North Valley Bancorp
300 Park Marina Circle
Redding, California 96001

Re:

> **Form 10-K**
> **Filed March 31, 2010**
> **Form 10-K/A**
> **Filed April 30, 2010**
> **File No. 000--10652**
>
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 000-10652**

Dear Mr. Cushman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K
Item 1. Business, page 5

1.   In future filings include a discussion of your market area that includes material demographic information such as population trends regarding growth, age and per capita

income and name the major employers and the primary types of employment in your market area

2.   In future filings disclose here or in your MD&A :

- the risks inherent in your various loan types, noting which are higher risk,
- the underwriting policies for the loan types, and
- the interest rate terms, fixed or variable, of your loans.

Form 10-Q as of September 30, 2010

Financial Statements

Note B – Investment Securities, page 8

3.   We note significant unrealized losses related to your two corporate debt securities at September 30, 2010. We also note your disclosure stating you have the "ability and intent to hold securities…until recovery of fair value." Please tell us and revise future filings to state whether you have the intent to sell the debt securities, or whether it is more likely than not that you will be required to sell the debt securities prior to their anticipated recovery. Please refer to ASC Topic 320-10-35.

4.   We further note your disclosure on page 79 of your Form 10-K as of December 31, 2009, which states that you determine the fair value of your investment securities by "quoted market prices, quoted market prices for similar securities and indications of value provided by brokers." On page 64 of the Form 10-K you state that the unrealized losses on the Company's investment in corporate debt securities was caused by illiquidity in the trust preferred securities market and is not attributable to changes in credit quality. Please tell us and revise future filings to further clarify the nature of these securities and disclose how you determine the fair value of your corporate debt securities during the periods presented. This should include a discussion that can assist users of financial statements in understanding the significant inputs used in determining the cash flows expected to be collected, as well as a roll-forward of that amount each period. Your discussion should identify the key assumptions (i.e. discount rate, deferrals and defaults, recovery rate, etc…) and explain how you determined the assumptions were appropriate and consistent with the guidance in ASC Topic 320-10-35. Please also tell us and revise future filings to disclose whether you considered the specific collateral underlying each individual security and whether you had different estimates of deferrals and defaults for each security. We may have further comments upon review of your response.

Management's Discussion and Analysis, page 17

Impaired, Nonaccrual, Past Due and Restructured Loans and Leases and Other Nonperforming Assets, page 27

5.   Given your disclosures beginning on page 28 about significant increase in charge-offs, consider enhancing the disclosure surrounding how the trend of increasing charge-offs has impacted or is expected to impact the allowance. For example, consider disclosing:

- The triggering events or other circumstances that impact the timing of when an allowance is established;
- How the increasing level of charge-offs is factored in the determination of the different components of the allowance;
- How you define "confirmed loss" for charge-off purposes and how that impacts the level of your allowance.

6.   We note your disclosure stating that specific allowances are established when a loss is inherent in a particular loan. We further note that your specific allowance on impaired loans is minimal as of September 30, 2010. Please confirm whether you use third-party appraisals to determine the fair value of the underlying collateral for all impaired loans which are collateral dependent. If so, please tell us and revise future filings to address the following:

- How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
- The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

7.   If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

Michael J. Cushman
North Valley Bancorp
January 12, 2011
Page 4

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Babette Rosenbaum Cooper at 202-551-3396 or Amit Pande at 202-551-3423 with any questions on the financial and accounting comments. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief